AEM SPA

03 MAR 25 AM 7:21

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SES/085/2003/AG/db

BY UPS

03007635

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

March 19, 2003

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued yesterday, regarding the approval by the Board of Directors of Aem S.p.A. 2002 Financial Statements and of 2002 Consolidated Financial Statements.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

PROCESSED
APR 01 2003
THOMSON FINANCIAL

Very truly yours,

Antonella Giacobone
Company Secretary

dlw 3/28

Encl.

AEM SPA

FILE NO. 82-4911

03 MAR 25 AM 7:21

AEM: 2002 RESULTS APPROVED

Milan, 18th March 2003 – Under the chairmanship of Mr Giuliano Zuccoli, the Board of Directors of AEM has met today to examine and approve the results for the 2002 financial year, which reveal an increase of 10.4% in gross operating margin (EBITDA), amounting to Euro 302 million.

The consolidated revenues of the AEM group at 31st December 2002 amount to Euro 1,040.5 million (down 6.5% on the previous year). The decrease is attributable, for over Euro 75 million, to the drop in raw materials' prices on international markets which has affected unit selling prices and, for about Euro 35 million, to the impact of tariff measures adopted by Italy's Electricity and Gas Authority.

The significantly lower production activity – a decrease of about 980 million kWh – due to the low hydraulicity compared to the exceptional levels recorded in 2001 and to the stoppage in the second half of the year of the 320 MW heat-and-power plant located in Cassano as a result of scheduled re-powering work, has also been a contributing factor in the slower turnover trend, in spite of the fact that sales have been sustained by greater buying activity by the company which has purchased about 470 million kWh from external generators.

Electricity sales to both end customers and wholesalers reveal a significantly improved mix (+6.3% for sales to the captive market, +4.3% for overall sales in terms of full hours, -22.6% for those in empty hours), with positive effects on unit sales and the profitability profile.

Very powerful has also been the volume growth in electricity distribution which, thanks to the contribution provided by the acquisition (since 1st November 2002) from ENEL Distribuzione S.p.A. of the distribution network in the Milan and Rozzano districts, has reached 4,079 million kWh (+17%).

Although 2002 has been characterised by high temperature levels in Winter on average (December has turned out to be one of the mildest in the last 60 years), natural gas sales have only suffered a modest setback of about 4.0% (1,094 million cubic metres), whereas, in terms of volume distribution of gas, has dropped by 1.5% (1,153 million cubic metres). Finally, heat sales have recorded, compared to 2001, a rise of 15.4%, thanks to the volume growth in installations connected to the remote heating service.

A big boost to turnover volumes has also been provided by the increase in services provided to third parties and by the contributions of connection fees (+ Euro 21.0 million).
The release of provisions made in 2001 (Euro 19.2 million) in respect of possible tariff intervention relating to the electricity and gas distribution activity is included in the revenues for the year.

External costs amount to Euro 632.5 million, a decrease of 13.4% from the previous year. Such reduction is mainly attributable to lower fuel prices as a result of cheaper raw material prices on international markets.
A substantial contribution (Euro 33.6 million) to the reduction of external costs has been provided by the approval of Leg. Decree No. 25 issued by the Government on 18th February 2003 and published on the Official Gazette the next day. The provision abolishes, as of 1st January 2002, the

surcharge applied to the cost of gaining access to the network with regard to the hydroelectric production of power generation and distribution companies on 16th March 1999.

Labour costs total Euro 105.5 million (v. Euro 109.0 million at 31st December 2001), thus showing a fall of 3.2% as a consequence of the policy of human resources rationalisation and of the search for greater efficiency in operating processes.

As a result of allocations to the depreciation fund of Euro 93.1 million (Euro 82.1 million at 31st December 2001) and to provisions of Euro 58.5 million (Euro 26.3 million at 31st December 2001), the net operating result (EBIT) amounts to Euro 150.9 million (Euro 165.5 million at 31st December 2001), with a decrease of 8.8%.
Risk provisions include Euro 15.4 million, estimated to be a possible charge in the year arising from regulatory tariff intervention for electricity sales and distribution to the captive market and Euro 33.6 million which the Directors have prudentially decided to set aside due to the uncertainty about whether or not the above mentioned Leg. Decree No. 25/03 will become law. Should said Decree become law before the Shareholders' approval of the financial statements, AEM Spa's Board of Directors will accordingly amend the accounts if necessary.

The share of result of companies valued with the net equity method amounts to –Euro 0.7 million (-Euro 7.0 million at 31st December 2001) and basically reflects the benefit of not including the share of losses incurred by Fastweb S.p.A., in the process of being sold.

The balance of financial activities is negative at –Euro 27.7 million (as opposed to –Euro 17.8 million at 31st December 2001). The increase in financial costs is attributable to higher debt incurred to sustain investment activities. The ratio of net debt to net equity is equal to 1, thus highlighting a sound balance sheet position and the optimisation of the structure of coverage sources.

Taxes for the year amount to Euro 30.3 million (Euro 31.4 million at 31st December 2001) and take account of deferred tax, both due and receivable, calculated in relation to temporary differences that exist at the level of sole and consolidated profits.

Net consolidated profit for the year, net of minority interests, amounts to Euro 87.0 million (Euro 105.1 million at 31st December 2001).

AEM SPA

FILE NO. 82-4911

During today's meeting, the Board of Directors has furthermore examined and approved the financial statements for the year 2002 of holding company AEM SpA which show a gross operating margin of Euro 61.9 million (v. Euro 63.5 million in 2001) and a net profit of Euro 8.3 million (35.5 million in 2001).

Also under examination today have been the results achieved by the Group in the first two months of 2003 which show a rise of over 35% in gross operating margin. Such a significant improvement is largely attributable to the better level of efficiency attained in the Cassano heat-and-power plant and to the increase in electricity sold and distributed to end customers.

The Board has set the date for the next General Shareholders' Meeting for 29th and 6th May 2003 as a first and second call, respectively. On the agenda will be the proposed distribution to shareholders of a dividend of Euro 0.042 per share, in line with the previous year, of which Euro 0.002 in relation to the Parent Company's 2002 profit (with a full tax credit attached) and Euro 0.04 (tax-exempt) to be taken out of the extraordinary conferment reserve.

AEM SPA

FILE NO. 82-4911

A brief summary of the Profit and Loss account and Balance Sheet position of the Group at 31st December 2002 is provided in the schedules below:

(millions of Euros)	2001	2002	change	% 02/01
Sales	911.4	817.6	(93.8)	(10.3)
Other income and proceeds	201.1	222.9	21.8	10.8
Raw materials and external services	(729.6)	(632.5)	97.1	(13.3)
Labour costs	(109.0)	(105.5)	3.5	(3.2)
Gross opearating margin	**273.9**	**302.5**	**28.6**	**10.4**
Depreciation and allocations	(108.4)	(151.6)	(43.2)	39.9
Operating result	**165.5**	**150.9**	**(14.6)**	**(8.8)**
Share of result of companies valued according to the equ	(7.0)	(0.7)	6.3	(90.0)
Net financial costs	(17.8)	(27.7)	(9.9)	55.6
Profit before extraordinary items and tax	**140.7**	**122.5**	**(18.2)**	**(12.9)**
Net extraordinary costs	(1.8)	(4.2)	(2.4)	133.3
Profit before tax	**138.9**	**118.3**	**(20.6)**	**(14.8)**
Tax for the year	(31.4)	(30.3)	1.1	(3.5)
Minorities	(2.4)	(1.0)	1.4	(58.3)
Net profit	**105.1**	**87.0**	**(18.1)**	**(17.2)**

AEM SPA

FILE NO. 82-4911

(millions of Euros)	2001	2002
Invested capital		
Net tied-up capital	1,555.1	2,289.4
Working capital	(89.9)	0.8
Total invested capital	**1,465.2**	**2,290.2**
Coverage sources		
Net shareholders' equity	**(1,143.9)**	**(1,127.8)**
Total financial position beyond the next financial year	(98.4)	(816.5)
Total fincancial position within the next financial year	(222.9)	(345.9)
Total net financial position	**(321.3)**	**(1,162.4)**
Total coverage sources	**(1,465.2)**	**(2,290.2)**

FILE NO. 82-4911

AEM SPA

A brief summary of the Profit and Loss account and Balance Sheet position of the Parent Company AEM S.p.A. at 31st December 2002 is provided in the schedules below:

(millions of Euros)	2001	2002	change	% 02/01
Sales	214.6	21.5	(193.1)	(90.0)
Other income and proceeds	182.7	255.6	72.9	39.9
Raw materials and external services	(273.5)	(161.0)	112.5	(41.1)
Labour costs	(60.3)	(54.2)	6.1	(10.1)
Gross opearating margin	**63.5**	**61.9**	**(1.6)**	**(2.5)**
Depreciation and allocations	(32.7)	(63.2)	(30.5)	93.3
Operating result	**30.8**	**(1.3)**	**(32.1)**	**(104.2)**
Net financial income	17.7	17.2	(0.5)	(2.8)
Profit before extraordinary items and tax	**48.5**	**15.9**	**(32.6)**	**(67.2)**
Net extraordinary income/costs	1.6	(1.4)	(3.0)	(187.5)
Profit before tax	**50.1**	**14.5**	**(35.6)**	**(71.1)**
Tax for the year	(14.6)	(6.2)	8.4	(57.5)
Net profit	**35.5**	**8.3**	**(27.2)**	**(76.6)**

AEM SPA

FILE NO. 82-4911

(millions of Euros)	2001	2002
Invested capital		
Net tied-up capital	1,985.5	2,234.3
Working capital	19.7	115.7
Total invested capital	**2,005.2**	**2,350.0**
Coverage sources		
Net shareholders' equity	**(1,904.6)**	**(1,837.3)**
Total financial position beyond the next financial year	(9.2)	(289.9)
Total fincancial position within the next financial year	(91.4)	(222.8)
Total net financial position	**(100.6)**	**(512.7)**
Total coverage sources	**(2,005.2)**	**(2,350.0)**